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
                                                                           (Exhibit 12(a))
                INTERNATIONAL PAPER COMPANY AND CONSOLIDATED SUBSIDIARIES
                     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (dollar amounts in millions)
                                     (unaudited)

                                        For the Years Ended December 31,               Six Months Ended
                                                                                            June 30,
             TITLE                 1989      1990      1991      1992      1993      1993      1994

A)  Earnings before income taxes,
    extraordinary item and
    accounting changes             $ 1404.7  $ 945.9   $ 637.9   $ 206.1   $ 500.0   $ 223.1   $ 245.0

B) Add:  Fixed charges excluding
    capitalized interest              250.4    336.2     380.3     325.3     365.3     178.6     189.7

C) Add:  Amortization of previously
    capitalized interest                8.4      8.6       9.9       9.9       12.2      6.0       6.2

D) Less:  Equity in undistributed
    earnings of affiliates             (6.7)    (9.4)    (10.8)    (19.1)     (25.9)   (15.5)    (23.7)

E) EARNINGS BEFORE INCOME TAXES,
   EXTRAORDINARY ITEM, ACCOUNTING
   CHANGES AND FIXED CHARGES       $ 1,656.8 $ 1,281.3 $ 1,017.3 $ 522.2   $ 851.6   $ 392.2   $ 417.2


 FIXED CHARGES

F) Interest and amortization of
    debt expense                   $   228.7 $   309.5 $   351.1 $ 297.1   $ 334.5   $ 164.0   $ 171.8

G) Interest factor attributable
    to rentals                          21.7      26.7      29.2      28.2      30.8      14.6      17.9

H) Capitalized interest                 10.9      26.3      36.4      42.0      12.2       7.5       5.7

I) TOTAL FIXED CHARGES               $ 261.3 $   362.5 $   416.7 $   367.3 $   377.5   $ 186.1 $   195.4


J) RATIO OF EARNINGS TO FIXED
   CHARGES                              6.34      3.53      2.44      1.42      2.26      2.11      2.14

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